SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Report of Independent Registered Public Accounting Firm

Nominating and Corporate Governance Committee
Regions Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama
June 23, 2005

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets

Cash	$ 6,287	$ 350,407
Mutual funds, at fair value	338,157,522	326,994,230
Regions Financial Stock Fund, at fair value	172,045,881	133,545,535
Loans to participants	5,611,800	5,405,907
Contributions receivable-employer	1,760,047	3,075,267
Interest and dividend income receivable	268,116	197,106

Net assets available for benefits	$ 517,849,653	$ 469,568,452

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2004

Additions:
Contributions from employer	$ 17,819,850
Contributions from participants	26,637,834
Dividend income	13,801,227
Interest income	254,874
Net appreciation in fair value of investments	32,024,128

90,537,913

Deductions:
Distributions to participants	42,121,725
Other disbursements	111,895
Transfers to affiliated plan	23,092

Net increase	48,281,201

Net assets available for benefits at beginning of year	469,568,452

Net assets available for benefits at end of year	$ 517,849,653

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Marketable securities are stated at aggregate fair value. Securities, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. The participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and the Summary Plan Description for a more complete description of the Plan's provisions.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

General

The Plan is a defined contribution plan covering certain employees of Regions Financial Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, and defer up to 100% of payments from Regions Profit Sharing Bonus Plan subject to Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All employees who are eligible to make elective deferrals under this plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions. The Company makes matching contributions based on years of service, up to 3% of pretax annual compensation. The Company also contributes profit-sharing amounts and 401(K) contributions at the option of the Company's board of directors.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. In addition, the Company annually grants eligible participants profit sharing bonuses, which the participant can elect to receive in cash, 401(k) allocation, or a percentage in each source, based on 10% increments. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The Company used $688,365 in forfeited balances of terminated employees to reduce 2004 Company match contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The remaining balance in the forfeitures account was $0 at December 31, 2004 and 2003.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(k) contribution and profit-sharing contribution portion of their accounts plus actual earnings thereon is based on three years continuous service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 2-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account or can roll the amount over into another qualified plan, or upon death, disability or retirement, elect to receive annual installments over a 10-year period.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

Regions Morgan Keegan Trust (an affiliate of the Company) serves as corporate trustee and custodian of the Plan holding the Plan's investment assets and executing transactions therein. All investments held by the Plan are participant directed. Regions Morgan Keegan Trust serves as the investment adviser to the Regions mutual funds which are managed by Federated Securities Corporation, in Pittsburgh, Pennsylvania.

During 2004, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized
Appreciation (Depreciation)
in Fair Value of Investment

Mutual Funds:
RMK Select Balanced Fund	$ 582,493
RMK Select Ltd. Maturity Government Fund	(849,528)
RMK Select Growth Fund	13,002
RMK Select Value Fund	1,596,864
RMK Select Fixed Income Fund	(489,676)
RMK Select Mid Cap Growth Fund	3,927,180
RMK Select Mid Cap Value Fund	729,475
RMK Select High Income Fund	226,958
RMK Select Intermediate Bond Fund	(21,983)
AIM Small Cap Growth Fund	318,922
Federated International Max Cap Inst Fund	396,557
Fidelity Adv Divers International Fund	1,206,063

Regions Financial Stock Fund	24,387,801

$32,024,128

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:
	December 31,
	2004	2003

RMK Select Balanced Fund	$ 67,493,895	$ 71,203,160
RMK Select Ltd. Maturity Government Fund	(a)	28,770,114
RMK Select Growth Fund	61,173,698	65,649,088
RMK Select Value Fund	(a)	24,181,804
RMK Select Mid Cap Growth Fund	51,839,248	48,195,397
RMK Select Treasury Money Market Fund	54,605,039	54,481,227
Regions Financial Stock Fund Participant-Directed	61,446,313	51,109,194
Regions Financial Stock Fund Nonparticipant-Directed	110,599,568	82,436,341

(a) Less than 5%

Information about the Regions Financial Stock Fund net assets is as follows:

	December 31,
	2004	2003

Investments, at fair value as determined by
quoted market prices:
Regions Financial Stock Fund Participant-Directed	$ 61,446,313	$ 51,109,194
Regions Financial Stock Fund Nonparticipant-Directed	110,599,568	82,436,341

	$172,045,881	$133,545,535

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Significant components of changes in net assets for both the participant-directed and nonparticipant-directed components of the Regions Financial Stock Fund are presented below.

Year ended
December 31,

2004

Change in net assets:
Additions:
Contributions	$ 40,594,269
Investment income	7,199,768
Net appreciation in fair value of investments	24,387,801

72,181,838
Deductions:
Distributions	31,233,115
Transfers to participant-directed investments	2,448,377

Net increase	$ 38,500,346

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Transactions with Parties-In-Interest

During the years ended December 31, 2004 and 2003, substantially all investment transactions were with investment funds managed by Regions Morgan Keegan Trust and are therefore related party transactions. In addition, the Plan owns and has transactions in Regions Financial Corporation common stock.

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by the Company.

6. Transfer to Affiliated Plan

During the year ended December 31, 2004, $23,092 of net assets was transferred at fair value from the Plan to an affiliated plan.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Regions Financial Corporation 401(k) Plan
(Plan Number 002)
(Employee Identification Number 63-0589368)
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest and Par Value	(d) Cost	(e) Current Value

*	RMK (Regions Morgan Keegan) Select	Balanced Fund	**	$ 67,493,895
*	RMK Select	Ltd. Maturity Government Fund	**	25,126,805
*	RMK Select	Growth Fund	**	61,173,698
*	RMK Select	Value Fund	**	24,968,823
*	RMK Select	Fixed Income Fund	**	16,407,688
*	RMK Select	Mid Cap Growth Fund	**	51,839,248
*	RMK Select	Mid Cap Value Fund	**	5,684,996
*	RMK Select	High Income Fund	**	8,574,589
*	RMK Select	Intermediate Bond Fund	**	2,817,179
*	RMK Select	Treasury Money Market Fund	**	54,605,039
*	Regions Financial Corporation	Financial Stock Fund	$119,700,112	172,045,881
	Fidelity Investments	Adv Divers International Fund	**	9,031,848
	Federated International	Max Cap Inst Fund	**	5,184,874
	AIM Investments	Small Cap Growth Fund	**	5,248,840
	Loans to Participants	Interest rates range from 2% to 10%	**	5,611,800

				$515,815,203

* Indicates party-in-interest to the Plan.

**Column (d) has not been presented for this fund as this information is not applicable for participant-directed investments.

Regions Financial Corporation 401(k) Plan
(Plan Number 002)
(Employee Identification Number 63-0589368)
Schedule H, Line 4j
Schedule of Reportable Transactions

Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Asset Including Interest Rate and Maturity in Case of a Loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii) - Series of transactions in excess of 5% of Plan assets:
Regions Financial Corporation	Stock Fund*	$ 40,578,953		$40,578,953	$ 40,578,953
			$24,026,222	18,108,260	24,026,222	$5,917,962

*Includes both participant and nonparticipant-directed components of the Regions Financial Corporation Stock Fund

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2004.

Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES' 401(k) PLAN
REGIONS FINANCIAL CORPORATION

Date: June 28, 2005

By: /s/ John M. Daniel

John M. Daniel
Executive Vice President--Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description

(23)	Independent Registered Public Accounting Firm's Consent